Exhibit 12.1


HOME PROPERTIES OF NEW YORK, INC.
COMPUTATION OF RATIOS TO EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDEND
                                  (IN THOUSANDS)

                                FOR THE
                                 THREE
                                MONTHS
                                 ENDED
                               JUN. 30,    YEAR ENDED DECEMBER 31,
                                 2000      1999     1998     1997     1996     1995
                               -------     ----     ----     ----     ----     ----
Income before minority
interest and
extraordinary item            $ 16,494   $43,768   $32,251    $11,675   $5,044    $4,500

Interest expense
(including debt
amortization)                   14,486    39,558    23,980     11,967    9,208     6,432

Adjusted income                 30,980    83,326    56,231     23,642   14,252    10,932

Fixed charges:

Interest expense                14,486    39,558    23,980     11,967    9,208     6,432
Capitalized interest                75       263       189          -       63         -
Rent expense                        74       297       219        123      126        67
Preferred stock dividend         2,534     1,153         -          -        -         -
                                ------    ------    ------     ------    -----     -----
Total fixed charges             17,169    41,271    24,388     12,090    9,397     6,499

Ratio                             1.80      2.02      2.31       1.96     1.52      1.68
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